Exhibit 5.10

8984 Spanish Ridge Avenue Las Vegas, Nevada 89148-1302 T: 702.562.8820 F: 702.562.8821

June 11, 2015

Meritor, Inc.
2135 West Maple Road
Troy, MI 48084

Ladies and Gentlemen:

As special Nevada counsel for Meritor, Inc., a Nevada corporation (the “Nevada Guarantor”), we have been requested to render an opinion for that certain Underwriting Agreement dated June 8, 2015 between Meritor, Inc., an Indiana corporation (the “Company”), and the Guarantors, on the one hand, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for itself and as Representative of the other Underwriters named in Schedule A thereto (together with the Representative, the "Underwriters"), on the other hand (the "Agreement").

The Nevada Guarantor has heretofore issued guarantees for the benefit of the holders of U.S. $225,000,000 principal amount of the Company’s 6-1/4% Notes due 2024 ("2024 Notes") issued pursuant to an indenture dated as of April 1, 1998, among the Company and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (as successor to BNY Midwest Trust Company as successor to The Chase Manhattan Bank), as Trustee, as supplemented by a First Supplemental Indenture dated as of July 7, 2000, a Third Supplemental Indenture dated as of June 23, 2006, a Sixth Supplemental Indenture, dated as of May 31, 2013 and a Seventh Supplemental Indenture (the “Seventh Supplemental Indenture”), dated as of February 13, 2014 (as so supplemented, the “Indenture”).

All capitalized terms not defined herein shall have the same definitions as those ascribed to them in the Agreement or, if not defined therein, in the Indenture.

Pursuant to the Agreement, the Company is issuing an additional U.S. $225,000,000 principal amount of the 2024 Notes and the Nevada Guarantor will be entering into the Amended and Restated Subsidiary Guaranty that will cover U.S. $450,000,000 principal amount of the 2024 Notes issued by the Company.

Meritor, Inc.
June 11, 2015

In connection with the Amended and Restated Subsidiary Guaranty, we have examined:

a.	Agreement;

b.	the Seventh Supplemental Indenture;

c.	the form of the 2024 Notes;

d.	the form of the Amended and Restated Guaranty to be signed by the Nevada Guarantor;

e.	Articles of Incorporation for the Nevada Guarantor certified by the Nevada Secretary of State;

f.	Good Standing Certificate for the Nevada Guarantor from the Nevada Secretary of State;

g.	Resolutions of the Board of Directors of the Nevada Guarantor certified by an officer of the Company; and

h.	Bylaws of the Nevada Guarantor certified by an officer of the Company.

We have not reviewed, and express no opinion as to, any instrument or agreement referred to or incorporated by reference in the foregoing documents.

We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to originals of all copies of all documents submitted to us. We have relied upon the certificates of all public officials and corporate officers with respect to the accuracy of all matters contained therein.

Meritor, Inc.
June 11, 2015

Based on the foregoing and subject to the following we are of the opinion that the Nevada Guarantor has the corporate authority to execute and deliver its Guarantee.

We express no opinion as to the laws of any jurisdiction other than the State of Nevada.

We hereby consent to the filing of this opinion letter as an Exhibit to a Current Report on Form 8-K to be filed by the Company. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Bailey Kennedy
Bailey ❖ Kennedy